Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended Sept. 30,		Nine months ended Sept. 30,
(in thousands)	2012	2011	2012	2011
Excluding interest on deposits (1)
Income before income taxes	$139,125	192,882	471,355	654,243
Fixed charges, excluding preferred dividends and capitalized interest	-	-	-	-
Earnings	$139,125	192,882	471,355	654,243
Interest	$-	-	-	-
One-third of rents	-	-	-	-
Preferred dividends	48,010	45,198	145,744	137,151
Capitalized interest	-	-	-	-
Fixed charges	$48,010	45,198	145,744	137,151
Consolidated ratios of earnings to fixed charges (2)	2.90	4.27	3.23	4.77

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.